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October 18, 2022	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR AND E-MAIL

Division of Corporation Finance

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Coco, Corey Jennings

Re:	Corporación Andina de Fomento

Registration Statement under Schedule B

Filed August 25, 2022

File No. 333-267056

Ladies and Gentlemen:

On behalf of our client, Corporación Andina de Fomento (the “Issuer” or “CAF”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement under Schedule B (the “Registration Statement”), which was initially filed with the Commission on August 25, 2022 (the “Initial Filing”).

Amendment No. 1 reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Elizabeth Freed, the Issuer’s Directora – Asuntos Legales de Tesoria y Pasivos, dated August 25, 2022. The responses provided herein are based on information provided to Latham & Watkins LLP by the Issuer.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

October 18, 2022

Recent Developments, page 4

1.	Here or elsewhere, please include discussion of the pending requirements for the countries that do not have full membership.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to include a description of the material pending requirements necessary for Honduras, Chile and the Dominican Republic to become full member shareholder countries.

Capital Structure, page 6

2.	Please include a discussion that details the requirements to become a full member.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 8 to include a discussion on the requirements to become a full member shareholder country.

3.	Here or elsewhere, please include a discussion that details your Support Program for the Liquidity Management in Exceptional Situations.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 to include a discussion of the Support Program for the Liquidity Management in Exceptional Situations.

Venezuela, page 9

4.

The first two paragraphs state that Venezuela is past due on various subscriptions as of the date of this prospectus, and the third paragraph states that Venezuela is current on its obligations. Please clarify..

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 to clarify that Venezuela is current with its debt obligations as it relates to loans, but is past due with respect to USD 240.8 in capital subscriptions.

October 18, 2022

Recent Developments Relating to Sanctions, page 15

5.

We note your disclosure that certain amendments to outstanding debt of the Government of Venezuela could be considered a “new debt” or other prohibited extension of credit. Please revise your discussion as necessary, to reflect the extent that any repurchase of securities from Venezuela may also be affected by sanctions or risk direct or indirect violations of sanctions. Additionally, to the extent that funds from the offering may be deemed fungible, please include discussion of any risk that investments from U.S. persons or within the United State may be deemed in conflict with sanctions.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 19 to address the Staff’s comment related to risks associated with violation of sanctions regimes.

Loans Approved and Disbursed by Country, page 27

6.

Here or elsewhere, please clarify the disparities between loans that are disbursed compared to those approved, including, for example, how Venezuela was not approved for certain amounts in 2019 and 2021, but received disbursements.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 32 to clarify that loans approved for disbursement in a given year may be disbursed in the current year or at a later date depending on the type of project and loan being financed.

Asset Quality, page 33

7.

We note your statement that you have not suffered any individually significant losses on your loan portfolio. Please include discussion of the reasons for the material changes between 2020 and 2021 in loans in no-accrual status and those written off.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 to include a discussion of the reasons for the changes between 2020 and 2021 in loans in non-accrual status and those written off.

October 18, 2022

Taxation, page 50

8.

We note your reference in Exhibit I to an opinion and consent of Latham & Watkins LLP regarding tax matters. Please revise your introductory paragraph name counsel and reflect that it is provided based upon an opinion of counsel.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure to remove references to the tax opinion of counsel.

9.

We refer to the opinion provided in Exhibit 99.I. Please revise to opine on the material U.S. tax consequences of the transaction, rather than on the manner or accuracy with which they are described in the prospectus.

Response:

The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure to remove references to the tax opinion of counsel.

*                *                 *                *                *

October 18, 2022

Please do not hesitate to contact me at +1.212.906.4616 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Gabriel Felpeto, Chief Financial Officer, Corporación Andina de Fomento

Elizabeth Freed, Directora—Asuntos Legales de Tesoreria y Pasivos, Corporación Andina de Fomento

Paul M. Dudek, Esq., Latham & Watkins LLP

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